EXECUTION VERSION

FEE WAIVER AND EXPENSE REIMBURSEMENT AGREEMENT

(UBS Liquid Reserves Fund)

UBS SERIES FUNDS

1285 Avenue of the Americas

New York, New York 10019

Dated as of August 12, 2026

UBS Asset Management (Americas) LLC 1285 Avenue of the Americas New York, New York 10019	UBS Asset Management (US) Inc. 1285 Avenue of the Americas New York, New York 10019

Ladies and Gentlemen:

1. UBS Liquid Reserves Fund (the “Fund”) is a series of UBS Series Funds, a Delaware statutory trust (the “Trust”). Operating expenses of the Fund are annual rates expressed as a percentage of average daily net assets.

2. UBS Asset Management (US) Inc. (“UBS AM (US)”) hereby agrees that UBS AM (US) will waive (i) 0.04% for Institutional Shares, (ii) 0.08% for Preferred Shares, and (iii) 0.14% for Ultra Shares of the shareholder servicing fee otherwise payable to it through August 12, 2027.

3. UBS Asset Management (Americas) LLC (“UBS AM”) hereby agrees that UBS AM will (a) waive 0.05% of its investment advisory and administration fees for each share class through August 12, 2027; and (b) waive a portion of the investment advisory and administration fees payable to it by the Fund and/or reimburse the Fund for its other operating expenses to the extent that the aggregate operating expenses of the Fund through August 12, 2027, otherwise would exceed (i) 0.18% with respect to Institutional Shares; (ii) 0.14% with respect to Preferred Shares; and (iii) 0.08% with respect to Ultra Shares (the “Maximum Permitted Rate”).

4. UBS AM (US) and UBS AM further agrees that UBS AM (US) and UBS AM will continue the applicable fee waivers and/or expense reimbursements under Paragraphs 2 and 3 above until the later of August 12, 2027, or the date on which the Fund’s prospectus is updated to reflect superseding waiver/reimbursement arrangements, if any, or the termination thereof.

5. With respect to UBS AM, the Maximum Permitted Rate of the Fund does not include any expenses attributable to (1) dividend expense, borrowing costs, and interest expense relating to short sales and (2) investments in other investment companies, interest, taxes, brokerage commissions, expenses related to shareholders’ meetings and extraordinary expenses, and UBS AM is not obligated to waive fees or reimburse operating expenses to the extent that the Fund’s aggregate operating expenses exceed the Maximum Permitted Rate because of the aforesaid.

EXECUTION VERSION

6. The Trust, in turn, agrees that, subject to the limitations set forth in this paragraph, it will repay to UBS AM the fee waivers/expense reimbursements made by it pursuant to Paragraph 3. UBS AM may waive the right to be repaid such fee waivers/expense reimbursements, as agreed between the Trust and UBS AM from time to time. Such repayment shall be made only out of assets of the Fund for which a fee waiver/expense reimbursement was made. In addition, the repayment shall be payable only to the extent it can be made during the three years following the period during which UBS AM waived fees or reimbursed the Fund for its operating expenses under this Agreement without causing the aggregate operating expenses of the Fund during a year in which such repayment is made to exceed the lesser of any applicable expense limit that is in place for the Fund (i) at the time of the waiver or reimbursement, or (ii) at the time of recoupment. The Trust agrees to furnish or otherwise make available to UBS AM such copies of its financial statements, reports, and other information relating to its business and affairs as UBS AM may, at any time or from time to time, reasonably request in connection with this Agreement.

7. This Agreement shall terminate automatically upon the termination of the investment advisory and administration agreement between UBS AM and the Trust with respect to the Fund; provided, however, that the Fund’s obligation to reimburse you, as described above, will survive the termination of this Agreement unless the Trust and you agree otherwise.

8. UBS AM (US) and UBS AM each understand that each shall look only to the assets of the Fund for performance of this Agreement and for payment of any claim each may have hereunder, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

9. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York, except (a) Paragraph 8 shall be governed by, construed and enforced in accordance with the laws of the State of Delaware and (b) insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling. This Agreement may be signed in counterpart. Any amendment to this Agreement shall be in writing signed by the parties hereto.

If each of you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

EXECUTION VERSION

UBS Series Funds, on behalf of UBS Liquid Reserves Fund

By:	/s/ Keith A. Weller	By:	/s/ Eric Sanders
Name:	Keith A. Weller	Name:	Eric Sanders
Title:	Vice President & Secretary	Title:	Vice President & Assistant Secretary

The foregoing Agreement is hereby accepted as of August 12, 2026.

UBS Asset Management (Americas) LLC

By:	/s/ Anton Fedorov	By:	/s/ Owen T. Meacham
Name:	Anton Fedorov	Name:	Owen T. Meacham
Title:	Executive Director	Title:	Executive Director

UBS Asset Management (US) Inc.

By:	/s/ Mark E. Carver	By:	/s/ John Challice
Name:	Mark E. Carver	Name:	John Challice
Title:	Executive Director	Title:	Director